UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Invesco Real Estate Income Trust Inc.

(Name of Issuer)

Class E Common Stock, par value $0.01 per share

Class I Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

September 30, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Invesco Global Property Plus Fund
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,917,718
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,917,718

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,917,718 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.5% (2)
12.	Type of Reporting Person OO

(1)	This amount includes 834,416 shares of Class E Stock and 1,083,303 shares of Class I Stock.
(2)	Based on a total of 22,687,439 shares of Common Stock issued and outstanding as of November 1, 2024.

Item 1.

(a)	Name of Issuer: Invesco Real Estate Income Trust Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2300 N. Field Street, Suite 1200, Dallas, TX 75201

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is filed by Invesco Global Property Plus Fund (the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

37 A, Avenue J—F Kennedy

Grand Duchy of Luxembourg, L-1855

(c)	Citizenship:

Invesco Global Property Plus Fund is organized under the laws of the Grand Duchy of Luxembourg.

(d)	Title and Class of Securities:

Class E Common Stock, par value $0.01 per share (the “Class E Stock”); and

Class I Common Stock, par value $0.01 per share (the “Class I Stock” and, together with the Class E Stock and the Issuer’s Class D Common Stock, par value $0.01 per share, Class N Common Stock, par value $0.01 per share, Class S Common Stock, par value $0.01 per share, and Class T Common Stock, par value $0.01 per share, collectively, the “Common Stock”).

(e)	CUSIP No.:

None.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Person beneficially owns, in the aggregate, 1,917,718 shares of Common Stock.

(b)	Percent of class:

The number of shares of Common Stock beneficially owned by the Reporting Person represents 8.5% of the Issuer’s issued and outstanding Common Stock based on a total of 22,687,439 shares of Common Stock issued and outstanding as of November 1, 2024.

(c)	Number of shares of Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 1,917,718

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 1,917,718

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of dissolution of group.

Not applicable.

Item 10. Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024

INVESCO GLOBAL PROPERTY PLUS FUND

By:	/s/ Tina Carew
Name:	Tina Carew
Title:	Attorney in Fact*

*	Pursuant to a power of attorney which is incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by the Reporting Person on April 26, 2024.